May 3, 2017

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Wilson K. Lee, Senior Staff Accountant
Babette Cooper, Staff Accountant

Re:	DDR Corp.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 21, 2017
Form 8-K
Filed February 14, 2017
File No. 001-11690

Ladies and Gentlemen:

DDR Corp., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 21, 2017 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed February 21, 2017 and the Form 8-K filed February 14, 2017 (the “Form 8-K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 8-K filed February 14, 2017

Exhibit 99.1

1.	For any operating metrics provided only on a pro-rata basis, please revise your disclosures in future earnings supplements to also include the consolidated and unconsolidated equivalent on a stand-alone basis.

United States Securities and Exchange Commission

Division of Corporation Finance

Response:

As disclosed in the Company’s Form 8-K, at December 31, 2016, the Company owned 319 shopping centers including 151 shopping centers owned through unconsolidated joint ventures and one shopping center owned in a consolidated joint venture. As noted above by the Staff, the Company presents certain operational metrics only on a pro-rata basis in its quarterly earnings supplement. Such prorata operational metrics are not financial performance or liquidity measures and are included in our quarterly earnings supplement at the request of investors along with other information to assist investors with evaluating certain trends in our business and portfolio. The Company’s investors generally do not request any joint venture shopping center portfolio operational metrics to be presented on a 100% stand-alone basis. We note that, of the Company’s 151 shopping centers owned through unconsolidated joint ventures, there are only two shopping centers in which the Company has a 50% or greater equity interest. Rather, for the remaining shopping centers owned through unconsolidated joint ventures, the Company has a 20% or less equity interest. Based upon the inquiries the Company regularly receives from its investors, we believe investors are focused on those property metrics that directly reflect the economic impact to the Company. The operational trending information related to properties for which the Company owns less than a 20% equity interest does not have a material impact on our portfolio. We do not believe operational metrics for the unconsolidated joint venture portfolio reflected on a 100% stand-alone basis are material or meaningful to our investors, particularly given the varying equity interest levels and thus we have historically not provided such information in our quarterly earnings supplements. Because we do not believe this disclosure is meaningful or required, we respectfully request the Staff to reconsider its request for such additional disclosure.

2.	We note your reconciliations of NOI for the quarterly periods ended December 31, 2016 and 2015, on page 9. Please revise your disclosure in future earnings supplements to include similar reconciliations for your year to date NOI measures. Your reconciliations should begin with the most closely related GAAP measure. Alternatively, tell us where the year to date reconciliations have been included.

Response:

We will revise our disclosure in the quarterly earnings supplement starting in the second quarter of 2017 to include a reconciliation of the year-to-date consolidated NOI measure.

United States Securities and Exchange Commission

Division of Corporation Finance

3.	We note that your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization, on page 19. Please revise future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

We revised our presentation in Exhibit 99.1 included in the Company’s Form 8-K dated April 25, 2017 that included the results for the three-month period ended March 31, 2017. Specifically, we revised our disclosure on pages 22 and 29 of Exhibit 99.1 to note the calculation of EBITDA as Adjusted EBITDA. All references to this calculation in Exhibit 99.1 were revised to reflect this change.

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-755-6400.

Very truly yours,

/s/ Matthew Ostrower

Matthew Ostrower
Executive Vice President,
Chief Financial Officer and Treasurer

cc:	Christa A. Vesy, Executive Vice President
and Chief Accounting Officer